As filed with the Securities and Exchange Commission - March 17, 1999
                                                      Registration No. 333-68865
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ------------

                               C-PHONE CORPORATION
             (Exact name of registrant as specified in its charter)

                  NEW YORK                               06-1170506
      (State or other jurisdiction of                 (I.R.S. Employer
      incorporation or organization)                  Identification No.)

                             6714 NETHERLANDS DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                                 (910) 395-6100
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                                  ------------

                                 DANIEL P. FLOHR
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               C-PHONE CORPORATION
                             6714 NETHERLANDS DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                                 (910) 395-6100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                  ------------

           Copies of all communications, including all communications sent to the agent for service, should be sent to:
                            MICHAEL D. SCHWAMM, ESQ.
                             WARSHAW BURSTEIN COHEN
                             SCHLESINGER & KUH, LLP
                                555 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 984-7700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is subject to completion and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission (of which this prospectus is a part) is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted


PROSPECTUS                                 SUBJECT TO COMPLETION, MARCH 16, 1999


1,600,000 SHARES OF COMMON STOCK             C-PHONE CORPORATION
offered by Sovereign Partners, L.P. and      6714 Netherlands Drive
Cardinal Capital Management, Inc.            Wilmington, North Carolina 28405
                                             (910) 395-6100


         This prospectus relates to the resale of a maximum of 1,600,000 shares of our common stock, consisting of:

o up to 1,500,000 shares, which we may sell to Sovereign Partners, L.P. pursuant to the terms of an equity credit agreement; and

o up to 100,000 shares, which Cardinal Capital Management, Inc. may acquire upon exercise of a warrant that it received as part of its finder's fee for arranging the agreement.


         Sovereign Partners is an "underwriter" within the meaning of the Securities Act in connection with the resale of the shares it receives pursuant to the agreement. Accordingly, the 15% discount on the purchase of the common stock to be received by Sovereign Partners will be an underwriting discount under the Securities Act. In addition, any broker-dealers that participate with Sovereign Partners in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Accordingly, any discounts, concessions or commissions received by any such broker-dealer acting on its behalf, and any profits received by it on the resale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify Sovereign Partners against certain liabilities, including liabilities arising under the Securities Act.

         Our common stock is traded on the Nasdaq National Market under the symbol "CFON." On March 12, 1999, the last reported sales price of our common stock was $2.938.


         A PURCHASE OF SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE RISK FACTORS" BEGINNING ON PAGE 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ____________, 1999

                                TABLE OF CONTENTS



Summary of the Terms of Sale to Sovereign Partners .......................................  3

Risk Factors .............................................................................  4
         Potential Adverse Consequences of Our Agreement with Sovereign Partners .........  4
         We Have a History of Losses and Have Not Had  Significant  Revenues .............  6
         We May Not Be Able to Obtain the Additional Funds That We May Need to ...........  7
           Continue Development and Commercialization of Our Products
         We Cannot Guarantee You That Funds Will Be Available from
           Our Arrangement with Sovereign Partners .......................................  7
         There Is No Proven Market Acceptance for Our Video Conferencing
           Products ......................................................................  7
         We Do Not Have Significant Sales and Marketing Capabilities .....................  7
         Our Products Face Substantial Competition from Better-Known Companies ...........  7
         We are Dependent on the Continued Availability of a Limited Number of
           Key Employees .................................................................  7
         We Have Been Dependent on Only a Few Customers ..................................  8
         We Could be Adversely Affected by Changes of Outside the United States ..........  8
         We Are Dependent on Sole Source Suppliers .......................................  8
         We Are Dependent on Third Party Manufacturers ...................................  8
         Our Products May Be Rendered Obsolete by Rapid Introduction of
           Competitive Products and Technological Changes ................................  8
         Our Products May Infringe Third Party Intellectual Property Rights ..............  9
         We Do Not Have the Financial Resources to Enforce and Defend
           All of Our Intellectual Property Rights .......................................  9
         Our  Products  Must Comply with Certain Government Regulations ..................  9
         Our Existing Principal Shareholders Have a Significant
           Amount of Influence ...........................................................  9
         We May Be Unable to Continue to Use the C-Phone Name ............................  9
         Resale of our Restricted Securities May Adversely Impact
           the Market Price of Common Stock .............................................. 10
         Our Stock Price has been Highly Volatile ........................................ 10
         Potential Loss of Our Nasdaq National Market Listing ............................ 10
         We Cannot Assure You That Our Operations Will
           Be Year 2000 Compliance ....................................................... 12
         We Do Not Expect to Pay Dividends ............................................... 12
         Special Note Regarding Forward-looking Statements ............................... 12

Where You Can Find More Information ...................................................... 13

C-Phone Corporation ...................................................................... 13
         Description of our Business ..................................................... 13
         Recent Financing Arrangement with Sovereign Partners ............................ 14

Use of Proceeds .......................................................................... 15

Selling Shareholders ..................................................................... 16

Plan of Distribution ..................................................................... 17
         Manner of Sales; Broker-Dealer Compensation. .................................... 17
         Filing of a Post-Effective Amendment In Certain Instances. ...................... 17
         Certain Persons Deemed to be Underwriters ....................................... 17
         Regulation M .................................................................... 17

Description of Our Capital Stock ......................................................... 18

Legal Matters ............................................................................ 19

Experts .................................................................................. 19


YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN
THIS PROSPECTUS OR ANY SUPPLEMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN
THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE
ON THE COVER OF SUCH DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF SHARES OF COMMON STOCK
IN ANY STATE WHERE THE OFFER IS NOT PERMITTED


               SUMMARY OF THE TERMS OF SALE TO SOVEREIGN PARTNERS


         The following summarizes some of the more important terms of our arrangement with Sovereign Partners. More detailed information concerning our agreement with Sovereign Partners and the terms of the warrant we issued to Cardinal Capital is set forth under "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners."

Securities to be sold:                        C-Phone common stock

Maximum purchase price:                       $5,000,000

Period of sale:                               18 months after the date of this
                                              prospectus

Maximum amount of each draw:                  $1,000,000

Minimum amount of each draw:                  $  500,000

Draw dates:                                   Dates selected by C-Phone, but no
                                              more frequently then once very 30
                                              days.

Sale price per share to Sovereign Partners:   85% of average market price

Payment and delivery of shares:               Ten days following a draw date

Conditions to draws:                          o   Average market price of our
                                                  common stock has been at least
                                                  $1
                                              o   Our common stock must continue
                                                  to be traded on The Nasdaq
                                                  Stock Market
                                              o   No more than a total of
                                                  1,500,000 shares may be issued
                                                  to Sovereign Partners by
                                                  C-Phone under the agreement
                                                  and this prospectus
                                              o   Sovereign Partners' ownership
                                                  of our common stock after each
                                                  draw cannot exceed 9.9% of our
                                                  outstanding shares
                                              o   The registration statement
                                                  which includes this prospectus
                                                  must be effective

Limits on short sales:                        Sovereign Partners may engage in
                                              short sales only after we have
                                              notified them of an upcoming draw,
                                              and only with respect to the
                                              number of shares covered by the
                                              draw

Ability to immediately resell shares:         Sovereign Partners and Cardinal
                                              Capital are able to immediately
                                              resell to the public any shares
                                              they acquire from us

Finder's fee:                                 For arranging the sale to
                                              Sovereign Partners:

                                              o   We issued Cardinal Capital a
                                                  warrant to purchase up to
                                                  100,000 shares at $8 per
                                                  share, expiring September 18,
                                                  2000

                                              o   We will pay Cardinal Capital
                                                  6% of the cash received from
                                                  each draw, $30,000 of which
                                                  was paid in advance

                                  RISK FACTORS

         INVESTING IN C-PHONE COMMON STOCK IS VERY RISKY. AS A RESULT, YOU SHOULD BE ABLE TO SUSTAIN A COMPLETE LOSS OF YOUR INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING ANY OF OUR COMMON STOCK.


POTENTIAL ADVERSE CONSEQUENCES OF OUR AGREEMENT WITH SOVEREIGN PARTNERS

         WE MAY RECEIVE LESS THAN $5 MILLION OF GROSS PROCEEDS FROM SOVEREIGN PARTNERS. We have registered 1,500,000 shares of our common stock under this prospectus. We also have agreed that Sovereign Partners is not required to pay more than a total of $5,000,000 for all of the shares it purchases from us. Since the price at which we will sell our shares to Sovereign Partners is not fixed but is at a 15% discount to the average market price of our common stock, the number of shares we sell to Sovereign Partners and the proceeds we will receive will vary. In addition, we are required to pay to Cardinal Capital 6% of the proceeds we receive from Sovereign Partners as part of the fee for Cardinal Capital's efforts in assisting us with our arrangement with Sovereign Partners. The following table sets forth information concerning the number of shares of common stock we would sell to Sovereign Partners and the proceeds we would receive, depending on the average market price of our common stock at the times of sale.



                                                                                                Net Proceeds after
   Per Share Average     Per Share Price Paid         Number of                                    Payment of
     Market Price        by Sovereign Partners       Shares Sold          Gross Proceeds           Finders Fee
     ------------        ---------------------       -----------          --------------           -----------

         $5.00                   $4.25                1,176,471             $5,000,000             $4,700,000
         $4.00                   $3.40                1,470,588             $5,000,000             $4,700,000
         $3.00                   $2.55                1,500,000             $3,825,000             $3,595,500
         $2.00                   $1.70                1,500,000             $2,550,000             $2,397,000
         $1.00                   $0.85                1,500,000             $1,275,000             $1,198,500


         WE MAY BE REQUIRED TO ISSUE SOVEREIGN PARTNERS A SIGNIFICANT NUMBER OF SHARES. Although we only have registered for resale a total of 1,500,000 shares of our common stock under this prospectus, the number of shares that we can require Sovereign Partners to purchase from us may exceed such total. Our agreement requires Sovereign Partners to purchase $5,000,000 of our shares. As the market price for our common stock decreases, the number of shares which may be issued increases. If we were to require Sovereign Partners to purchase our common stock at a time when our stock price is depressed, our existing common shareholders will experience substantial dilution. There is no minimum price at which we can sell our common stock to Sovereign Partners. However, Sovereign Partners is not required to purchase our common stock if the market price is below $1.00 per share. If we sell a total of 1,500,000 shares to Sovereign Partners at a time when the average market price is less than approximately $3.92, we will have received less than the full amount that we are permitted to require Sovereign Partners to purchase from us. If we determine to sell additional shares, we will be required to file an additional registration statement. In addition, we cannot issue more than 1,543,765 shares without shareholder approval The following table sets forth the number of shares that we would be required to issue to Sovereign Partners if we sold it the maximum amount of $5,000,000 based on a range of stock prices. The table also shows the percentage that such shares would constitute, immediately after such issuance, of the total number of shares which we currently have outstanding.

Per Share Average   Per Share Price Paid        Number of        Percentage of
   Market Price     by Sovereign Partners    Shares Issuable     Outstanding(2)
   ------------     ---------------------    ---------------     --------------
      $5.00                 $4.25               1,176,471            12.9%
      $4.00                 $3.40               1,470,588            15.6%
      $3.92                 $3.33               1,500,000            15.8%
      $3.00                 $2.55               1,960,784            19.7%
      $2.69(1)]             $2.28               2,188,701            21.5%
      $2.00                 $1.70               2,941,176            26.9%
      $1.00                 $0.85               5,882,353            42.4%

         ----------------
           (1) Average market price as of March 12, 1999.
           (2) Based on 7,978,605 shares of common stock outstanding as of March 12, 1999.

         OUR AGREEMENT WITH SOVEREIGN MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON Stock. The resale by Sovereign Partners of the common stock that it purchases from us will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Sovereign Partners will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock.

         WE ISSUED SOVEREIGN PARTNERS A SIGNIFICANT NUMBER OF SHARES AT A DISCOUNT IN A PRIOR TRANSACTION, WHICH SHARES WERE THEN RESOLD. In December 1997, when the market price of our common stock was $7.00 per share, we completed a private placement of 4,500 shares of convertible preferred stock, Class A warrants to purchase 500,000 shares of common stock at $8.05 per share and Class B warrants to purchase 135,000 shares of common stock at $9.10 per share. The terms of the preferred stock allowed the investors to purchase our common stock at a 15% discount to the market price of our common stock at the time of conversion. Sovereign Partners purchased 44.4% of such securities and paid a total of $2,000,000, excluding the purchase price for the common stock received upon exercise of the Class A and B warrants. Sovereign Partners has converted all such preferred shares, exercised all such warrants and sold all of the shares of common stock that it received upon such conversions and exercises. The following table below summarizes the securities sold in a prior transaction to Sovereign Partners and the other investors:


                                     Sovereign Partners                           All Other Investors
                          -------------------------------------       ----------------------------------------
                           Amount of Securities    Common Stock         Amount of Securities      Common Stock
                           --------------------     issued upon         --------------------      issued upon
                                     Converted      Conversion                     Converted/      Conversion
                            Issued   Exercised/     or Exercise         Issued     Exercised      or Exercise
                            ------   ----------     -----------         ------     ---------      -----------

Preferred Stock              2,000       2,000        839,322            2,500       2,500         1,148,300
Class A Warrants           140,000     140,000        140,000          360,000     185,000(1)        185,000
Class B Warrants            60,000      60,000         60,000           75,000           0(2)              0
                                                    ---------                                      ---------
   TOTAL - Common Stock                             1,039,322                                      1,333,300
Percentage of shares                                     19.5%                                          25.0%
   outstanding(3)

-----------------
   (1)   The unexercised Class A warrants expired on December 19, 1998.

   (2)   The Class B warrants expire on December 19, 2000.

   (3) Based on 5,342,566 shares of common stock outstanding on the date the private placement was completed (December 19, 1997).


WE HAVE A HISTORY OF LOSSES AND HAVE NOT HAD SIGNIFICANT REVENUES

         During our three fiscal years ended February 28, 1998 and the nine months ended November 30, 1998, we incurred significant losses. We expect to continue to incur significant losses due to our expenditures for product development and the commercialization of our products. The following table summarizes our total revenues and net losses since March 1, 1995.


                        Year Ended February 28,
               --------------------------------------------  Nine Months Ended
                   1996           1997           1998        November 30, 1998
                   ----           ----           ----       --------------------
Total revenues    $1,786,115     $2,042,878     $1,890,666      $1,346,776
Net loss          $4,161,336     $3,008,224     $5,974,828      $2,975,756


WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FUNDS THAT WE MAY NEED TO CONTINUE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

         If any of our products gain significant market acceptance, we will need to substantially increase the amount we spend on manufacturing, inventory and marketing and will have increased costs associated with the carrying of anticipated increased accounts receivable. This will require us to raise substantial additional capital. From time to time, we also need capital for research and development of new products. We are unable to assure you that additional capital will be available from any of these sources when needed or, if available, that the terms of any then available financing will be favorable or will be acceptable to us. If we need additional capital, our inability to raise such capital will have a very adverse effect on our business, financial condition and operations.

WE CANNOT GUARANTEE YOU THAT FUNDS WILL BE AVAILABLE FROM OUR ARRANGEMENT WITH SOVEREIGN PARTNERS

         As discussed below in the section "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners," Sovereign Partners' obligations to purchase our common stock is subject to certain conditions. If these conditions are not satisfied, we cannot require Sovereign Partners to purchase our shares. The obligation of Sovereign Partners to purchase our common stock is not secured or guaranteed. If Sovereign Partners does not have available funds at the time it is required to make a purchase or if Sovereign Partners otherwise refuses to honor its obligation to us, we may not be able to force it to do so. As a result, we cannot assure you that we will receive any funds from our agreement with Sovereign Partners.

THERE IS NO PROVEN MARKET ACCEPTANCE FOR OUR VIDEO CONFERENCING PRODUCTS


         We have no reliable data to assure us that there will be adequate market acceptance of stand-alone video conferencing products in general, or of our products in particular. As a result, we cannot assure you that our video conferencing products will gain sufficient market acceptance to generate significant revenues. Factors which could negatively impact the acceptance of our product, include:

o less than complete "lip synchronization" when our product is used with a regular (analog) telephone and is operated in high resolution mode.

o the higher cost associated with ISDN telephone lines as compared to analog telephone lines, including the possible need for special installation and higher monthly service fees.

o reduction in the quality of the video when the call is made over a noisy phone line or there is substantial movement in the video content being transmitted.


WE DO NOT HAVE SIGNIFICANT SALES AND MARKETING CAPABILITIES

         We do not currently possess all of the sales and marketing personnel and capabilities necessary to fully commercialize our products. We are devoting a material portion of our available resources to expand our sales and marketing capability. If we are not successful, our financial condition and business will be significantly and adversely effected.

OUR PRODUCTS FACE SUBSTANTIAL COMPETITION FROM BETTER-KNOWN COMPANIES

         Our video conferencing products face substantial competition. Some of our competitors are more established, benefit from greater market recognition and have significantly greater financial, technological, manufacturing and marketing resources than us.. Existing competitors include 8x8, Inc., PictureTel Corporation, Polycom, Inc., Tanberg, Inc. and VTEL Corporation. Potential competitors may include well-known established suppliers of consumer electronic products, such as Lucent Technologies, Inc., Philips Electronics N.V., and Sony Corp. These potential competitors sell television and/or telephone products into which they may integrate video conferencing, thereby eliminating the need to purchase a separate video conferencing product. As a result, we cannot assure you that we will be able to compete successfully in the video phone or video conferencing market.

WE ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF A LIMITED NUMBER OF KEY EMPLOYEES


         Because we are a small, technology driven company, we are heavily dependent upon the efforts and talents of a limited number of people, including Daniel Flohr, our Chief Executive Officer. Tina Jacobs, our Chief Operating Officer, Stuart Ross, our Director of Engineering, and James Jarvis, our Vice

President of Sales and Marketing. If any of our key employees left us, we believe that it would be difficult to replace them in a timely manner, if at all. If we were unable to quickly replace key employees, our operations will be significantly and adversely effected.

WE HAVE BEEN DEPENDENT ON ONLY A FEW CUSTOMERS

         Historically, we have relied on a small number of customers for a significant amount of our business and our ten largest customers accounted for over 60% of our total net revenues during the nine months ended November 30, 1998. A loss of any of these larger customers or a substantial reduction in orders from any of these customers will substantially reduce our short-term revenues and could significantly affect our operations, unless we are able to obtain additional orders from new customers.

WE COULD BE ADVERSELY AFFECTED BY CHANGES OF OUTSIDE THE UNITED STATES

         During the nine months ended November 30, 1998, almost 50% of our total net revenues were from customers outside the United States. A reduction in the volume of non-U.S. trade, material restrictions on such trade or fluctuations in foreign exchange rates could significantly reduce our revenues from non-U.S. sales. We do not have written agreements with any of our Non-North American distributors which require minimum levels of purchases. Therefore, such distributors could reduce or curtail their purchases at any time without financial penalty.

WE ARE DEPENDENT ON SOLE SOURCE SUPPLIERS

         We rely on a sole source of supply for certain components and specialized subassemblies, some of which are manufactured outside of the United States and only to customer order or are inventoried by the manufacturer in limited quantities. If such sources of supply were to become unavailable, we cannot assure you that other sources of supply would be available without significant delay or increased cost, or that the use of alternative available components would not require us to re-engineer portions of our products.

WE ARE DEPENDENT ON THIRD PARTY MANUFACTURERS

         We rely on contract manufacturers and assemblers to manufacture and/or assemble certain components and subassemblies. This reliance involves risks, including

o        Reduced control over delivery schedules.

o        The inability to ship product under "just-in-time" arrangements.

o        Less control over quality assurance.

         In addition, if such manufacturers and assemblers were to become unavailable, we cannot assure you that other manufacturers or assemblers would be available without significant delay or increased cost.

OUR PRODUCTS MAY BE RENDERED OBSOLETE BY RAPID INTRODUCTION OF COMPETITIVE PRODUCTS AND TECHNOLOGICAL CHANGES

         The technology underlying video conferencing has been, and is expected to continue to be, subject to rapid change, as new products are introduced and different standards are developed. We cannot assure you that we be able to respond quickly to new product developments and technological advances by developing and introducing new products or features, in a timely manner, if at all. As a result, technological developments and new products introduced by competitors could render our existing products noncompetitive or obsolete.


OUR PRODUCTS MAY INFRINGE THIRD PARTY INTELLECTUAL PROPERTY RIGHTS


         The technology applicable to our products is developing rapidly. A number of companies have filed applications for, or have been issued, patents relating to products or technology that are similar to some of the products or technology being developed or used by us. The scope and validity of these patents, the extent to which we may be required to obtain licenses thereunder or under other proprietary rights and the cost and availability of licenses, are unknown. We cannot assure you that other parties have not applied for, or will not obtain, patents under which we would need to be granted a license or around which we would be forced to redesign our products


         Since we do not have the resources to maintain a staff whose primary function is to investigate the level of protection afforded to third parties on devices and components which we use in our products, we cannot assure you that a claim that our products infringe on the intellectual property rights of others will not be asserted successfully against us in the future.

WE DO NOT HAVE THE FINANCIAL RESOURCES TO ENFORCE AND DEFEND ALL OF OUR INTELLECTUAL PROPERTY RIGHTS

         The actions we take to protect our intellectual property may not be adequate to deter misappropriation of our proprietary information. We do not have adequate financial resources to finance the high cost required to enforce, through litigation, all of our intellectual property rights. Any such litigation could result in a substantial diversion of managerial time and resources, which could be better and more fruitfully utilized on other activities.

OUR PRODUCTS MUST COMPLY WITH CERTAIN GOVERNMENT REGULATIONS

         If we redesign or otherwise modify any of our products, or if current government regulations are revised, we may be required to have our products recertified by the FCC or otherwise brought into compliance in order to continue selling such products. We cannot assure you as to when, if ever, that any such redesigned or modified products would continue to be in compliance with applicable governmental regulations. In addition, we must comply with certain similar requirements of various foreign government agencies to effect our foreign sales. While our foreign distributors, as part of their distribution agreements, are responsible for ensuring compliance with foreign government regulations, we cannot assure you that they will do so. If our foreign distributors fail to ensure such compliance, we may be unable to effect sales in their respective countries, as we do not have the necessary resources to ensure compliance outside the Untied States.

OUR EXISTING PRINCIPAL SHAREHOLDERS HAVE A SIGNIFICANT AMOUNT OF INFLUENCE

         Our two principal executive officers, Daniel Flohr and Tina Jacobs, beneficially owned, as of March 12, 1999, a total of 1,097,375 shares (approximately 14%) of our currently outstanding common stock. As a result of such holdings, Mr. Flohr and Ms. Jacobs may have the ability to significantly influence the election of all of our directors and the outcome of substantially all other matters which may be put to a vote of our shareholders.

WE MAY BE UNABLE TO CONTINUE TO USE THE C-PHONE NAME

         A proceeding brought by the former owner of the C-Phone trademark to cancel registration of our "C-Phone"(R) trademark is pending before the U. S. Patent and Trademark Office's Trial and Appeal Board. If we are not successful in these proceedings, we may need to change the identifying name on our products. We also would need to consider whether we should change our corporate name. In addition, we could be subject to damages, if the former owner of the mark could show that we had infringed its common law rights. Any change in our use of the C-Phone name would result in a loss of good will and identification which we have been promoting since 1993, and could have a temporary adverse impact on our marketing plans.


RESALE OF OUR RESTRICTED SECURITIES MAY ADVERSELY IMPACT THE MARKET PRICE OF COMMON STOCK

         As of March 12, 1999, we had a total of 7,978,605 shares of common stock issued and outstanding, of which 6,854,930 shares were held by non-affiliates and are freely tradeable in the public market without restriction under the Securities Act. The remaining 1,123,375 shares were held by our directors and executive officers and are considered "restricted securities," subject to the resale limitations of Rule 144 under the Securities Act. The ability to publicly resell these restricted shares may adversely affect prevailing market prices for our common stock.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE


         The market price for our common stock has been, and is likely to continue to be, highly volatile. Factors which could significantly affect the market price of our common stock include:

o        actual or anticipated fluctuations in our operating results,

o        changes in alliances or relationships with our customers,

o new products or technical innovations by us or by our existing or potential competitors,

o trading activity and strategies occurring in the marketplace with respect to our common stock,

o general market conditions and other factors unrelated to us or outside of our control.



POTENTIAL LOSS OF OUR NASDAQ NATIONAL MARKET LISTING

         DUE TO POSSIBLE FAILURE TO MEET LISTING CRITERIA. Our common stock is quoted on the Nasdaq National Market. In order to continue to be included in the Nasdaq National Market, a company must meet certain maintenance criteria. The maintenance criteria most applicable to us requires a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets (total assets less total liabilities and goodwill) and $5,000,000 market value of the public float. The public float excludes shares held directly or indirectly by any officer or director of our company. As of November 30, 1998, we had approximately $7,058,000 of net tangible assets. As of March 12, 1999, the market value of our public float was approximately $20,140,000 and the lowest bid price of our common stock since January 1, 1997 was $2.00. However, we cannot assure you that we will continue to meet these listing criteria. Failure to meet these maintenance criteria may result in the delisting of our common stock from the Nasdaq National Market. If our common stock is delisted and in order to have our common stock relisted on the Nasdaq National Market, we would be required to meet the criteria for initial listing, which are more stringent that the maintenance criteria. Accordingly, we cannot assure you that if we were delisted we would be able to have our common stock relisted on the Nasdaq National Market. If our common stock were delisted from the Nasdaq National Market, we would seek to have our common stock quoted on the Nasdaq SmallCap Market, if we would then meet the requirements for inclusion on the Nasdaq SmallCap Market. As securities traded on the Nasdaq SmallCap Market tend to have less liquidity, an investor may then find it more difficult to dispose of our common stock. A company must have $4,000,000 in net tangible assets or $50,000,000 market capitalization or $750,000 net income in two of the last three years, a minimum bid price of $4.00 per share and a public float of $5,000,000 for inclusion in the Nasdaq SmallCap Market, subject to certain exceptions.

         AS A RESULT OF OUR AGREEMENT WITH SOVEREIGN PARTNERS. The Nasdaq Stock Market has recently issued an interpretive release regarding the issuance of securities that are convertible into common stock at a price lower than the market price of the common stock at the time of conversion. If Nasdaq considers our agreement with Sovereign Partners to involve this type of security, then we must comply with the following to the extent applicable:

o a requirement that stockholder approval be obtained prior to any issuance of common stock to Sovereign Partners, if the maximum number of shares of common stock which could be issued without stockholder approval could equal or exceed 20% or more of the outstanding common stock.

o a requirement that the voting rights of the common stockholders are not disparately reduced or restricted by granting Sovereign Partners the special voting rights, such as voting on an "as converted basis" or board representation that is disproportionate to their relative contribution to the Company's market or book value.

o a requirement that the bid price of our common stock be at least $1 per share.

o a requirement that we re-apply for initial inclusion on the Nasdaq Stock market if a sufficient number of shares are issued to Sovereign Partners such that it may be viewed as a change of control or change in financial structure.

         If Nasdaq determines that we have failed to comply with these rules, our common stock could be delisted from The Nasdaq Stock Market.

         In addition, Nasdaq could delist our common stock if it determines that our agreement with Sovereign Partners raises public interest concerns. In making such a determination, Nasdaq would consider, among other things:

o        the business purpose of the transaction.

o the amount to be raised from Sovereign Partners relative to our existing capital structure.

o        the dilutive effect of the transaction on our existing stockholders.

o        the risks undertaken by Sovereign Partners.

o        the relationship between Sovereign Partners and us.

o whether the transaction with Sovereign Partners was preceded by other similar transactions.

o whether the transaction with Sovereign Partners is consistent with just and equitable principles of trade.

         If our common stock is delisted from Nasdaq, trading if any, would thereafter be conducted in the over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations for, our common stock.

         Finally, if our common stock is removed from listing on The Nasdaq Stock Market, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

WE CANNOT ASSURE YOU THAT OUR OPERATIONS WILL BE YEAR 2000 COMPLIANCE

         Computer systems may experience problems handling dates beyond the year 1999 because many computer programs use only two digits to identify a year in a date field. We have not yet completed our internal Year 2000 compliance program, nor have we received adequate assurances from all our critical third-party suppliers of their Year 2000 readiness. Year 2000 problems which interrupt the normal business operations of our customers could significantly and adversely impact us. We have not yet developed a contingency plan in the event of unsuccessful implementation of our Year 2000 project or as a result of the noncompliance by any of our key suppliers or customers. We cannot assure you that our internal operations will not be significantly affected by the Year 2000 issue or that Year 2000 problems involving our suppliers or customers will not significantly and adversely affect us.

WE DO NOT EXPECT TO PAY DIVIDENDS

         We never have paid any dividends on our common stock. For the foreseeable future, we expect that our earnings, if any, will be retained to finance the expansion and development of our business. Any future payment of dividends will be within the discretion of our Board of Directors and will depend, among other factors, on our earnings, capital requirements, and operating and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.

         We have made statements in this prospectus, and in the documents we incorporate by reference, that are "forward-looking statements" within the meaning of the Securities Act and the Securities Exchange Act. Sometimes these statements contain words such as "may," "believe," "expect," "continue," "intend," "anticipate" or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors that could cause our actual performance or achievements to be materially different from those which we project. We have no obligation to release publicly the result of any revisions to any of our "forward-looking statements" to reflect events or circumstances that occur after the date of this prospectus or to reflect the occurrence of other unanticipated events.

         The following factors, among others, discussed under "Risk Factors" and in the documents which we incorporate by reference, could cause materially different results from those anticipated or projected:

o inability to obtain capital for continued development and commercialization of our products;

o        inability to generate market acceptance of our products;

o        failure to obtain new customers or retain existing customers;

o        inability to manage our growth;

o        loss of our key employees;

o        changes in general economic and business conditions; and

o        changes in industry trends.

         WHERE YOU CAN FIND MORE INFORMATION

         We publicly file annual, quarterly and current reports, proxy statements and certain other documents with the SEC. You may read and copy any of such document at the SEC's public reference rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a internet website at http://www.sec.gov where our publicly filed documents may be obtained.


         This prospectus is part of a registration statement filed with the SEC. Our registration statement contains more information than this prospectus regarding us and our common stock and includes supplemental exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its internet website.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we are deemed to be disclosing such information to you by referring you to those documents. This information is important and should be reviewed. The information incorporated by reference is considered to be part of this prospectus.

         We  incorporate  by  reference  into  this   prospectus  the  following
documents:

o Annual Report on Form 10-KSB for our fiscal year ended February 28, 1998.

o Quarterly Reports on Form 10-QSB for our fiscal quarters ended May 31, 1998, August 31, 1998 and November 30, 1998.

o        Current Report on Form 8-K, filed on September 24, 1998.

o Proxy Statement, dated June 9, 1998, with respect to our 1998 annual meeting of shareholders.

o Description of our common stock, which is contained in Item 1 of our Registration Statement on Form 8-A, dated June 22, 1994.

         You may request a copy of these filings, at no cost, by writing to us at the following address:

                  C-Phone Corporation
                  6714 Netherlands Drive
                  Wilmington, North Carolina 28405
                  Attention: Paul Albritton, Chief Financial Officer,

         You also may obtain this information by telephoning Mr. Albritton at
(910) 395-6100.

         This prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for our fiscal year ended February 28, 1998 and our Quarterly Report on Form 10-QSB for our most recent fiscal quarter.


                               C-PHONE CORPORATION


DESCRIPTION OF OUR BUSINESS


         We are engaged primarily in the engineering, manufacturing and marketing of video conferencing systems. In 1993, we introduced C-Phone, our first PC-based video conferencing system, which operates over digital networks. In 1997, we introduced C-Phone Home(TM), a stand-alone set-top "video phone," which operates over analog (or regular) telephone lines using a standard television set. In early 1998, we introduced DS-324(TM), a stand-alone video conferencing system, which operates over either analog or digital telephone lines.


         We presently market several stand-alone video conferencing products, including:

o        DS-324 for business and personal use.

o        DS-324/Pro(TM) for business use and special applications.

o        DS-324/AV(TM) for security and surveillance applications.

o        DS-324/Multipoint System(TM) for distance learning and training

o        C-Phone Home for individual home use.

         We believe that our stand-alone products currently have greater market potential than our PC-based products. Therefore, during the second quarter of calendar 1998, we shifted our resources to our stand-alone products. We are continuing to support our PC-based products and will provide equipment to our existing customer base and to new customers in connection with their specialized applications.

         Our products are marketed through a variety of channels, depending upon the product. Our stand-alone products are marketed to end-users and to distributors, resellers and original equipment manufacturers, who integrate the product with other equipment for resale to specific industries such as health care and security services.

RECENT FINANCING ARRANGEMENT WITH SOVEREIGN PARTNERS

         On September 18, 1998, we entered into the private equity credit agreement with Sovereign Partners. Pursuant to the agreement, Sovereign Partners has agreed to purchase our common stock during the 18-month period commencing on the date of this prospectus. From time to time during the term of the agreement, but no more frequently than once every 30 days, we can require Sovereign Partners to purchase between $500,000 and $1,000,000 of our common stock until all such purchases total $5,000,000 The purchase price for each share will equal 85% of the average closing bid price of our common stock during the five trading days immediately preceding the day we notify Sovereign Partners of a purchase obligation.

         Sovereign Partners' obligation to purchase shares of our common stock is subject to certain conditions, including:

o The average closing bid price of our common stock has been at least $1.00 per share for the 20 trading days preceding the date of our notice of purchase to Sovereign Partners.

o        Our common stock continues to be traded on The Nasdaq Stock Market.

o The total number of shares that we may sell to Sovereign Partners under the agreement cannot exceed 1,543,765 shares, unless we have obtain shareholder approval as required by the rules of The Nasdaq Stock Market., Inc. We do not presently intend to sell Sovereign Partners more than 1,500,000 shares. Accordingly, this prospectus only covers such number of shares. If we decide in the future to sell additional shares to Sovereign Partners, we must first file another registration statement covering such additional shares and obtain approval from our shareholders to sell any of such additional shares in excess of a total of 1,543,765 shares.

o The number of shares we may sell to Sovereign Partners on any draw date, when aggregated with all other shares then owned by Sovereign Partners that it purchased under the agreement, cannot exceed 9.9% of the total common stock we then have outstanding.

o This prospectus must continue to be available to permit Sovereign Partners to publicly resell the shares that it acquires from us under the agreement.

         We may terminate the agreement without any further obligation to Sovereign Partners at any time after we have sold it at least $1,000,000 of common stock. If we terminate the agreement prior to such time, we must pay Sovereign Partners a penalty of up to $150,000, depending upon the amount of such shortfall. Sovereign Partners has agreed not to engage in any short sales of our common stock, except that it may engage in such sales after it receives a purchase notice from us, but only for the number of shares of common stock covered by our purchase notice.


         Under a related registration rights agreement, we have agreed to file and maintain effectiveness of a registration statement for the resale by Sovereign Partners of the shares it purchases under the agreement. If we fail to obtain effectiveness of the registration statement by April 14, 1999, Sovereign may require us to pay a penalty of $10,000. If, after the registration statement becomes effective, we fail to maintain such effectiveness, Sovereign Partners may require us to pay a penalty equal to 1% of the purchase price of the shares of common stock then held by Sovereign Partners for each 30-day period that the registration statement is not effective.


         In connection with the agreement, we issued to Cardinal Capital, as finder, a two-year warrant to purchase 100,000 shares of common stock at an exercise price of $8.00 per share. If the closing sales price of our common stock exceeds $10.00 for five consecutive trading days, we may give Cardinal Capital notice of our intention to redeem the warrant. In Cardinal Capital does not exercise the warrant prior to the redemption date specified in our redemption notice, we may redeem the warrant for $1,000. We also paid Cardinal Capital a cash fee of $30,000 and have agreed to pay Cardinal Capital an additional cash fee equal to 6% of the dollar amount of any sales of common stock to Sovereign Partners under the agreement, with our initial $30,000 payment to be credited against such fee.

         Sovereign Partners is an "underwriter" within the meaning of the Securities Act in connection with its resale of shares of our common stock under this prospectus.


                                 USE OF PROCEEDS


         We will not receive any proceeds from the resale of our common stock by Sovereign Partners or Cardinal Capital. However, we will receive proceeds from our sale of common stock to Sovereign Partners under the agreement and from the exercise of the warrant issued to Cardinal Capital. We could receive up to $5,000,000 under the agreement with Sovereign Partners and up to $800,000 from the exercise of the warrant, before payment of any fees and expenses we have incurred or in the future may incur. We cannot assure you that we will, or will be allowed to, require Sovereign Partners to purchase any of our common stock or that the warrant will be exercised. The decision to exercise the warrant is within the sole discretion of the Cardinal Capital.

         Any net proceeds we receive from the sales of our common stock will be used for general corporate purposes and working capital, including for the marketing of our stand-alone video conferencing products and for the funding of anticipated increases in inventories and receivables related to these products.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information about the ownership of our common stock by Sovereign Partners and Cardinal Capital as of March 12, 1999.


         The shares being offered by Sovereign Partners consist of shares of common stock that it may purchase from us pursuant to the private equity credit agreement. For additional information about the agreement, see "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners." Steven Hicks and Daniel Pickett are the principal members of Southridge Capital Management LLC, the sole general partner of Sovereign Partners. In such capacity, Southridge Capital and each of Messrs. Hicks and Pickett may be deemed to own all the shares of common stock beneficially owned by Sovereign Partners. Southridge Capital and Messrs. Hicks and Pickett each disclaim beneficial ownership of such shares. Sovereign Partners purchased 2,000 shares of our Series A Preferred Stock and 200,000 common stock purchase warrants in our December 1997 private placement. Sovereign Partners has converted all such preferred shares, exercised all such warrants and sold all of the shares of common stock that it received upon such conversions and exercises. Sovereign Partners does not beneficially own any of our common stock other than the shares it may be required to purchase pursuant to the private equity credit agreement.

         The shares being offered by Cardinal Capital consist of shares of common stock that it may acquire upon exercise of the warrant we issued to it as finder. Scott F. Koch is the President and sole shareholder of Cardinal Capital. In such capacity, Mr. Koch may be deemed to beneficially own all the shares of common stock beneficially owned by Cardinal Capital. Mr. Koch disclaims beneficial ownership of such shares. For additional information about the warrant, see "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners." One of the officers of Cardinal Capital was a principal of the company that acted as a finder for our December 1997 private placement. Such company received as payment of its finder's fee, among other things, warrants to purchase 185,000 shares of our common stock. All of such warrants have been exercised and all of the shares of common stock that were received upon such exercise have been sold. Cardinal Capital does not beneficially own any of our common stock other than the shares it may acquire upon exercise of the warrant.


         We will pay all the expenses in connection with the registration and sale of the shares by the Selling Shareholders, except for the expenses which are incurred by them.


         Except for these relationships, neither Sovereign Partners nor Cardinal Capital has had a material relationship with us or any of our affiliates within the past three years.


                                                                                         Shares of Common
                                                                                            Stock to be
                                     Shares of Common Stock                             Beneficially Owned
                                        Beneficially Owned        Shares of Common           After the
Name of Selling Shareholder           Prior to the Offering     Stock Being Offered(1)      Offering(1)
---------------------------           ---------------------     ----------------------      -----------
Sovereign Partners, L.P.                   1,500,000                 1,500,000                 0

Cardinal Capital Management, Inc.            100,000                   100,000                 0

---------------------------
(1)  Assumes the sale of all the shares of common stock which are being offered pursuant to this prospectus.


                              PLAN OF DISTRIBUTION


MANNER OF SALES; BROKER-DEALER COMPENSATION.

         Sovereign Partners and Cardinal Capital may resell any shares of common stock that they acquire from us pursuant to the private equity credit agreement or upon exercise of the warrant. They may elect to sell any such shares in privately negotiated transactions or in the over-the-counter market through brokers and dealers. Such brokers and dealers may act as agent or as principals and may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from the purchasers of their shares of common stock for whom the broker-dealers may act as agent or to whom the broker-dealers may sell as principal, or both. The selling shareholders also may sell the shares in reliance upon Rule 144 under the Securities Act at such times as they are eligible to do so. We have been advised by the selling shareholders that they have not made any arrangements for the distribution of the shares of common stock. Broker-dealers who effect sales for the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers engaged by the selling shareholders will receive commissions or discounts from them in amounts to be negotiated prior to the sale.


FILING OF A POST-EFFECTIVE AMENDMENT IN CERTAIN INSTANCES.

         If either selling shareholder notifies us that it has entered into a material arrangement (other than a customary brokerage account agreement) with a broker or dealer for the sale of shares of common stock under this prospectus through a block trade, purchase by a broker or dealer or similar transaction, we will file a post-effective amendment to the registration statement under the Securities Act. Such post-effective amendment will disclose:


o        The name of each such broker-dealer.

o        The number of shares involved.

o        The price at which those shares were sold.

o The commissions paid or discounts or concessions allowed to such broker-dealer(s).


o If applicable, that such broker-dealer(s) did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus, as amended


o        Any other facts material to the transaction.

CERTAIN PERSONS DEEMED TO BE UNDERWRITERS

         Sovereign Partners is an "underwriter" within the meaning of the Securities Act in connection with the sale of the shares it may receive pursuant to the agreement. Any broker-dealers that participate with Sovereign Partners in the sale of those shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Accordingly, any discounts, concessions or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their shares of common stock might be deemed to be underwriting discounts and commissions under the Securities Act.

REGULATION M

         We have informed the selling shareholders that Regulation M promulgated under the Securities Exchange Act may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of our common stock or any right to purchase our common stock for a period of one business day before and after completion of its participation in such distribution.


         During any distribution period, Regulation M prohibits the selling shareholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling shareholders will be reoffering and reselling our common stock at the market, Regulation M prohibits them from effecting any stabilizing transaction in contravention of Regulation M with respect to our common stock.


         The selling shareholders may be entitled, under agreements entered into with us, to indemnification against liabilities under the Securities Act, the Securities Exchange Act and otherwise.


                        DESCRIPTION OF OUR CAPITAL STOCK


         We are authorized to issue up to 20,000,000 shares of common stock, par value $.01 per share, and up to 1,000,000 shares of preferred stock, par value $.01 per share.


         COMMON STOCK. The holders of the our common stock have one vote per share. Such holders are entitled to receive, subject to the preferential rights of the holders of any shares of any series of the preferred stock then outstanding, out of the assets legally available therefor, dividends at such time and in such amounts as our Board of Directors may determine. Subject to the preferential rights of the holders of any shares of any series of our preferred stock, upon liquidation, dissolution or winding up of our Company, the assets legally available for distribution to our shareholders will be distributed ratably among our common shareholders. As of March 12, 1999, we had a total of 7,978,605 shares of common stock outstanding.


         PREFERRED STOCK. Our Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock from time to time, in one or more series, fixing in each case, the rights and preferences of such series, which may include:

o        Dividend rate and whether dividends shall be cumulative.

o        Voting rights, if any.

o        Redemption price, if any.

o        Amount payable in the event of involuntary or voluntary liquidation.

o Terms and conditions on which shares of preferred stock may be converted if the shares of that series are convertible

         Our Board previously designated 5,000 preferred shares as Series A Preferred Stock, of which 4,500 shares were issued to the investors in our December 1997 private placement. All of such shares were converted prior to November 30, 1998. Accordingly, we have no preferred shares outstanding.

                                  LEGAL MATTERS

         The law firm of Warshaw Burstein Cohen Schlesinger & Kuh, LLP will give its opinion on the validity of our common stock. As of the date of this prospectus, certain partners of such firm beneficially own an aggregate of 12,105 shares of common stock.

                                     EXPERTS

         Our financial statements as of February 28, 1998 and 1997 and for the three fiscal years ended February 28, 1998, incorporated in this prospectus constituting part of the registration statement on Form S-2 by reference to our Annual Report on Form 10-KSB for the fiscal year ended February 28, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an itemized statement of the estimated amounts of all expenses payable by the Company in connection with the registration of the
Shares:


SEC registration fee ................................................   $  1,404
Legal fees and expenses .............................................     30,000
Accounting fees and expenses ........................................     10,000
Miscellaneous expenses ..............................................      1,596
                                                                        --------

      Total .........................................................   $ 43,000
                                                                        ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 722 of the New York Business Corporation Law (the "BCL"), Article SIXTH of C-Phone's Restated Certificate of Incorporation provides that:

         "To the fullest extent now or hereafter provided for or permitted by law, the Corporation shall indemnify the directors and officers of the Corporation and, in connection therewith, advance expenses with respect thereto. The rights to indemnification and advancement of expenses granted hereby shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any by-law, resolution or agreement permitted by law; shall be deemed to constitute a contractual obligation of the Corporation to any director or officer of the Corporation who serves in such a capacity at any time while such rights are in effect; shall continue to exist after the repeal or modification hereof, to the extent permitted by law, with respect to events occurring prior thereto; and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, spouse, heirs, executors, administrators or assigns of such person."

         In addition, Section 8.01 of C-Phone's By-Laws provides that:

         "The Corporation shall, to the fullest extent now or hereafter permitted by the New York Business Corporation Law, indemnify any Director or officer who is or was made, or threatened to be made, a party to an action, suit or proceeding including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any Director or officer of the Corporation is serving or served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, is or was a Director or officer of the Corporation, or is serving or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement, and costs, charges and expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action, suit or proceeding or any appeal therein; provided, however, that no indemnification shall be provided to any such Director or officer if a judgment or other final adjudication adverse to the Director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or
         (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this Section 8.1 shall be deemed to be a contract between the Corporation and each Director and officer who serves in such capacity at any time while this Article 8 and the relevant provisions of the New York Business Corporation Law and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts."

         The BCL, among other things, permits C-Phone to indemnify any person who was or is a party to any action by reason of the fact that such person is or was or has agreed to become a director or officer of C-Phone, or is or was serving at the request of C-Phone as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability incurred by him or her in connection with such action, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of C-Phone, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interest of C-Phone and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         As permitted by Section 402(b) of the BCL, Article SEVENTH of C-Phone's Restated Certificate of Incorporation provides that:

        "To the fullest extent now or hereafter provided for or permitted by law, directors of the Corporation shall not be liable to the Corporation or its shareholders for damages for any breach of duty in their capacity as directors. Any repeal or modification hereof shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification."

         Section 402(b) of the BCL permits a corporation to eliminate or limit the personal liability of its directors to its shareholders and the corporation for damages for any breach of duty in such capacity.

         The BCL, among other things, provides that the foregoing provisions of C-Phone's Restated Certificate of Incorporation and By-Laws do not limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts were in bad faith or involved intentional misconduct or a knowing violation of law or he or she gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated the BCL.

         C-Phone also has obtained directors and officers liability insurance which covers the expenses incurred (subject to a deductible amount) in defending against a claim for breach of duty of a director or officer to the extent that such claim is also subject to a right of indemnification.

ITEM 16.  EXHIBITS.

Exhibit No.       Description
-----------       -----------

4.1      -        Private Equity Credit Agreement, dated as of September 18,
                  1998, between C-Phone Corporation and Sovereign Partners, L.P.
                  (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25,
                  1998).

4.2      -        Registration Rights agreement, dated as of September 18, 1998, between C-Phone Corporation and Sovereign Partners, L.P.
                  (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25,
                  1998).

4.3      -        Common Stock Purchase Warrant, dated as of September 18, 1998, of C-Phone Corporation issued to Cardinal Capital Management,
                  Inc. (incorporated by reference to Exhibit 3 to the Current
                  Report on Form 8-K, filed by C-Phone Corporation on September
                  25, 1998).

5        -        Opinion of Warshaw Burstein Cohen Schlesinger & Kuh, LLP.

23.1     -        Consent of PricewaterhouseCoopers LLP.

23.2     -        Consent of Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                  (included in their opinion filed as Exhibit 5).

24       -        Power of Attorney. (previously filed)

ITEM 17.  UNDERTAKINGS.

         C-Phone hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of C-Phone's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C-Phone undertakes that it will:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

                           Notwithstanding   the  foregoing,   any  increase  or
                  decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) Include any additional or changed material
                  information on the plan of distribution.

                  provided, however, that C-Phone does not need to give the statements in paragraph (a)(1)(i) and (a)(1)(ii) if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by C-Phone under the Exchange Act.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of C-Phone pursuant to the foregoing provisions, or otherwise, C-Phone has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by C-Phone of expenses incurred or paid by a director, officer or controlling person of C-Phone in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, C-Phone will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on March 16, 1999.


                                  C-PHONE CORPORATION


                                  By: PAUL H. ALBRITTON
                                  ---------------------
                                      Paul H. Albritton
                                      Vice President and Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated:


March 16, 1999                          *
                                   --------------------------------------------
                                   Daniel P. Flohr
                                   President, Chief Executive Officer
                                   and Director (Principal Executive Officer)

March 16, 1999                          *
                                   --------------------------------------------
                                   Tina L. Jacobs
                                   Director

March 16, 1999                          *
                                   --------------------------------------------
                                   Seymour L. Gartenberg
                                   Director

March 16, 1999                          *
                                   --------------------------------------------
                                   E. Henry Mize
                                   Director

March 16, 1999                          *
                                   --------------------------------------------
                                   Donald S. McCoy
                                   Director

March 16, 1999                          *
                                   --------------------------------------------
                                   Stuart E. Ross
                                   Director

March 16, 1999                     /s/ Paul H. Albritton
                                   --------------------------------------------
                                   Paul H. Albritton
                                   Vice President and Chief Financial
                                   Officer (Principal Financial and
                                   Accounting Officer)


                                   *By: /s/ Paul H. ALBRITTON
                                       ----------------------------------------
                                         Paul H. Albritton
                                         attorney-in-fact